Exhibit 99.5

CONSOLIDATED

FINANCIAL STATEMENTS

December 31, 2019

Q4 Financial Report	1	December 31, 2019

Independent Auditors’ Report

TO THE SHAREHOLDERS OF CI FINANCIAL CORP.

Opinion

We have audited the consolidated financial statements of CI Financial Corp. and its subsidiaries (the Company), which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, and the consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ended December 31, 2019 and 2018, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2019 and 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion & Analysis.

•	The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion & Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Q4 Financial Report	2	December 31, 2019

Independent Auditors’ Report

The Annual Report is expected to be made available to us after the date of the auditor’s report. If based on the work we will perform on this other information, we conclude there is a material misstatement of other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Q4 Financial Report	3	December 31, 2019

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Gary Chin.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 13, 2020

Q4 Financial Report	4	December 31, 2019

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at	As at
	December 31, 2019	December 31, 2018
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	118,360	137,160
Client and trust funds on deposit	364,964	365,520
Investments [note 12]	138,412	168,122
Accounts receivable and prepaid expenses	170,156	156,798
Income taxes receivable	25,841	8,891
Total current assets	817,733	836,491
Capital assets, net [note 4]	45,954	44,985
Right-of-use assets [note 2]	44,882	—
Intangibles [notes 3 and 5]	3,388,482	3,370,341
Other assets [notes 2 and 8]	70,755	40,399
Total assets	4,367,806	4,292,216
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities [note 2]	245,267	253,518
Current portion of provision for other liabilities [note 8]	14,643	14,591
Dividends payable [note 10]	79,845	175,290
Client and trust funds payable	368,348	370,756
Current portion of long-term debt [note 7]	449,509	—
Current portion of lease liabilities [note 2]	11,348	—
Total current liabilities	1,168,960	814,155
Deferred lease inducement [note 2]	—	11,320
Long-term dividends payable [note 10]	—	43,822
Long-term debt [note 7]	1,154,985	1,503,733
Provision for other liabilities [note 8]	18,493	20,177
Deferred income taxes [notes 2 and 11]	464,841	466,083
Lease liabilities [note 2]	61,171	—
Total liabilities	2,868,450	2,859,290
Equity
Share capital [note 9(a)]	1,944,311	2,125,130
Contributed surplus	23,435	25,270
Deficit [note 2]	(474,013)	(720,600)
Accumulated other comprehensive income	255	277
Total equity attributable to the shareholders of the Company	1,493,988	1,430,077
Non-controlling interests [note 3]	5,368	2,849
Total equity	1,499,356	1,432,926
Total liabilities and equity	4,367,806	4,292,216
(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	Tom P. Muir Director

Q4 Financial Report	5	December 31, 2019

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

For the years ended December 31

	2019	2018
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	1,857,918	2,004,151
Administration fees	220,444	197,591
Redemption fees	11,060	14,851
Realized and unrealized gain (loss) on investments	10,788	(8,115)
Other income [note 6]	19,017	27,887
	2,119,227	2,236,365

EXPENSES
Selling, general and administrative [note 18]	489,272	512,564
Trailer fees	584,879	631,243
Investment dealer fees	173,350	155,871
Deferred sales commissions	12,814	22,113
Amortization and depreciation [notes 2 and 19]	32,891	20,546
Interest and lease finance [notes 2 and 7]	55,422	43,054
Other [notes 6 and 8]	43,794	7,674
	1,392,422	1,393,065
Income before income taxes	726,805	843,300

Provision for income taxes [notes 2 and 11]
Current	188,831	229,009
Deferred	450	(3,556)
	189,281	225,453
Net income for the year	537,524	617,847
Net income (loss) attributable to non-controlling interests	(872)	371
Net income attributable to shareholders	538,396	617,476

Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	(22)	808
Total other comprehensive income (loss), net of tax	(22)	808
Comprehensive income for the year	537,502	618,655
Comprehensive income (loss) attributable to non-controlling interests	(872)	371
Comprehensive income attributable to shareholders	538,374	618,284
Basic earnings per share attributable to shareholders [note 9(e)]	$2.30	$2.38
Diluted earnings per share attributable to shareholders [note 9(e)]	$2.29	$2.38
(see accompanying notes)

Q4 Financial Report	6	December 31, 2019

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

For the years ended December 31

	Share capital [note 9(a)]	Contributed surplus	Deficit [note 2]	Accumulated other comprehensive income	Total shareholders’ equity	Non- controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2019	2,125,130	25,270	(730,663)	277	1,420,014	2,849	1,422,863
Comprehensive income	—	—	538,396	(22)	538,374	(872)	537,502
Dividends declared [note 10]	—	—	(31,483)	—	(31,483)	(875)	(32,358)
Shares repurchased, net of tax	(193,570)	—	(250,263)	—	(443,833)	—	(443,833)
Business combination [note 3]	—	—	—	—	—	4,266	4,266
Issuance of share capital for equity-based plans, net of tax	12,751	(12,751)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	10,916	—	—	10,916	—	10,916
Change during the year	(180,819)	(1,835)	256,650	(22)	73,974	2,519	76,493
Balance, December 31, 2019	1,944,311	23,435	(474,013)	255	1,493,988	5,368	1,499,356

Balance, January 1, 2018	2,360,257	22,058	(478,702)	(531)	1,903,082	2,478	1,905,560
Comprehensive income	—	—	617,476	808	618,284	371	618,655
Dividends declared [note 10]	—	—	(449,919)	—	(449,919)	—	(449,919)
Shares repurchased, net of tax	(243,180)	—	(409,455)	—	(652,635)	—	(652,635)
Issuance [notes 8 and 9]	534	—	—	—	534	—	534
Issuance of share capital for equity-based plans, net of tax	7,519	(7,113)	—	—	406	—	406
Compensation expense for equity-based plans, net of tax	—	10,325	—	—	10,325	—	10,325
Change during the year	(235,127)	3,212	(241,898)	808	(473,005)	371	(472,634)
Balance, December 31, 2018	2,125,130	25,270	(720,600)	277	1,430,077	2,849	1,432,926

(see accompanying notes)

Q4 Financial Report	7	December 31, 2019

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31

	2019	2018
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	537,524	617,847
Add (deduct) items not involving cash
Realized and unrealized (gain) loss on investments	(10,788)	8,115
Fair value adjustment to put option and contingent consideration	—	(1,144)
Equity-based compensation	14,701	13,728
Amortization and depreciation	32,891	20,557
Deferred income taxes	450	(3,556)
Impairment loss on intangibles [note 8]	6,442	—
Cash provided by operating activities before net change in operating assets and liabilities	581,220	655,547
Net change in operating assets and liabilities	(23,211)	(47,336)
Cash provided by operating activities	558,009	608,211

INVESTING ACTIVITIES
Purchase of investments	(11,503)	(17,768)
Proceeds on sale of investments	36,741	21,960
Additions to capital assets	(12,351)	(11,709)
Increase in other assets	(26,032)	(2,824)
Additions to intangibles	(4,425)	(4,359)
Cash paid to settle put option and contingent liability [note 8]	(2,667)	(13,694)
Acquisition of subsidiary, net of cash acquired [note 3]	(26,077)	—
Cash used in investing activities	(46,314)	(28,394)

FINANCING ACTIVITIES
Repayment of long-term debt	(591,500)	(222,000)
Issuance of long-term debt	690,959	606,667
Repurchase of share capital	(447,293)	(656,907)
Issuance of share capital	—	406
Payment of lease liabilities	(11,036)	—
Dividends paid to shareholders [note 10]	(170,750)	(295,405)
Dividends paid to non-controlling interests	(875)	—
Cash used in financing activities	(530,495)	(567,239)
Net increase (decrease) in cash and cash equivalents during the year	(18,800)	12,578
Cash and cash equivalents, beginning of year	137,160	124,582
Cash and cash equivalents, end of year	118,360	137,160
(*) Included in operating activities are the following:
Interest paid	49,548	38,289
Income taxes paid	205,592	240,519

(see accompanying notes)

Q4 Financial Report	8	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 2 Queen Street East, Toronto, Ontario.

CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of CI have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”].

These consolidated financial statements were authorized for issuance by the Board of Directors of CI on February 13, 2020.

BASIS OF PRESENTATION

The consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.

CI’s principal subsidiaries are as follows:

•	CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], BBS Securities Inc. [“BBS”] and their respective subsidiaries. Effective, July 1, 2019, First Asset Capital Corp. amalgamated with CI Investments.

•	CI holds a controlling 65% interest in Marret Asset Management Inc. [“Marret”]. A non-controlling interest is recorded in the consolidated statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets of Marret.

•	CI holds a controlling 86% interest in GSFM Pty Limited [“GSFM”] with put and call options over the remaining 14% minority interest. CI considers the non-controlling interest in GSFM to have already been acquired and consolidates 100% of the income and comprehensive income in the consolidated statements of income and comprehensive income. GSFM has an interest in a joint arrangement classified as a joint operation. The consolidated financial statements include GSFM’s recognition of its share of the joint operation’s assets, liabilities, income and comprehensive income.

Hereinafter, CI and its subsidiaries are referred to as CI.

Q4 Financial Report	9	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

CI manages a range of mutual funds, segregated funds, structured products and other funds that meet the definition of structured entities under IFRS. CI earns fees for providing management and administrative services to these investment funds. Fees are calculated on assets under management in these funds, which totalled $132.1 billion as at December 31, 2019 [2018 – $124.4 billion]. CI does not consolidate these investment funds because the form of fees and ownership interest are not significant enough to meet the definition of control under IFRS. CI provides no guarantees against the risk of financial loss to the investors of these investment funds.

REVENUE RECOGNITION

Revenue is recognized when control of the goods or services are transferred to CI at an amount that reflects the consideration to which CI expects to be entitled in exchange for those goods or services. Revenue is measured at the fair value of the consideration received or receivable. In addition to these general principles, CI applies the following specific revenue recognition policies:

Management fees are based upon the net asset value of the funds managed by CI and are recognized on an accrual basis.

Administration fees and other income are recognized as services are provided under contractual arrangements. Administration fees include commission revenue, which is recorded on a trade date basis and advisory fees, which are recorded when the services related to the underlying engagements are completed.

Redemption fees payable by security holders of deferred sales charge mutual funds, the sales commission of which was financed by CI, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities.

FINANCIAL INSTRUMENTS

Classification and measurement of financial assets

CI classifies its financial assets as fair value through profit or loss [“FVPL”] and amortized cost. CI had no financial assets classified as fair value through other comprehensive income [“FVOCI”] during the year ended December 31, 2019.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and CI’s business model for managing them. With the exception of trade receivables, that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, Revenue from Contracts with Customers [“IFRS 15”], all financial assets are initially measured at fair value adjusted for transaction costs.

Financial assets classified as FVPL are carried at fair value in the consolidated statements of financial position and any gains or losses are recorded in net income in the period in which they arise. Financial assets classified as FVPL include cash and cash equivalents, investments and other assets.

Q4 Financial Report	10	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Financial assets are classified at amortized cost using the effective interest method if they meet the following conditions and are not designated as FVPL:

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets classified at amortized cost include client and trust funds on deposit, accounts receivable and other assets.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit, highly liquid investments and interest-bearing deposits with original maturities of 90 days or less.

Client and trust funds

Client and trust funds on deposit include amounts representing cash held in trust with Canadian financial institutions for clients in respect of self-administered Registered Retirement Savings Plans and Registered Retirement Income Funds, and amounts received from clients for which the settlement date on the purchase of securities has not occurred or accounts in which the clients maintain a cash balance. Client and trust funds on deposit also include amounts for client transactions that are entered into on either a cash or margin basis and recorded on the trade date of the transaction. Amounts are due from clients on the settlement date of the transaction for cash accounts. For margin accounts, CI extends credit to a client for the purchase of securities, collateralized by the financial instruments in the client’s account. Amounts loaned are limited by margin regulations of the Investment Industry Regulatory Organization of Canada [“IIROC”] and other regulatory authorities, and are subject to CI’s credit review and daily monitoring procedures. The corresponding liabilities related to the above accounts and transactions are included in client and trust funds payable.

Investments

Investments include BBS’s securities owned, at market, principally for the purpose of selling or repurchasing in the near term. Securities owned, at market, are classified as FVPL and are initially recognized on the consolidated statements of financial position at fair value with transaction costs expensed as incurred. Subsequent realized and unrealized gains and losses are included in administration fees income in the consolidated statements of income and comprehensive income in the period in which they arise. Securities transactions are recorded on a trade date basis. Market value is based on quoted prices where an active market exists. For securities in non-active markets, market value is based on valuation techniques and management’s best estimate of fair value.

Also included in investments are marketable securities that consist of CI’s seed capital investments in CI mutual funds and strategic investments. Investments in marketable securities are measured at fair value and recognized on the trade date. Mutual fund securities are valued using the net asset value per unit of each fund. Realized and unrealized gains and losses are recognized using average cost and recorded in net income. Distributions from mutual fund securities are recorded as other income. Distributions that are reinvested increase the cost base of the mutual fund investments.

Q4 Financial Report	11	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Impairment of financial assets

CI recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to 12 months of expected credit losses. For trade receivables, CI applies the simplified approach to providing for expected credit losses, which allows for the use of a lifetime expected credit loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and is related to an event occurring after the impairment was recognized.

Classification and measurement of financial liabilities

CI classifies its financial liabilities as FVPL and amortized cost. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the financial liability is classified at FVPL. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVPL, which are carried subsequently at fair value with gains or losses recognized in net income. Financial liabilities classified at FVPL include derivative financial instruments included in long-term debt and a contingent consideration payable included in provision for other liabilities. All other financial liabilities are measured at amortized cost.

Derivative financial instruments and hedge accounting

CI may use derivative financial instruments such as interest rate swaps and forward foreign exchange contracts to manage its interest rate and foreign currency risk related to long-term debt. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. The accounting for subsequent changes depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.

To qualify for hedge accounting, the hedging relationship must meet all of the following requirements:

•	there is an economic relationship between the hedged item and the hedging instrument

•	the effect of credit risk does not dominate the value changes that result from that economic relationship

•	the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item

CI entered into an interest rate swap designated as a fair value hedge to manage the effect of changes in interest rates relating to its fixed-rate debentures. The swap involves exchanging interest payments without exchanging the notional amount on which the payments are based. The exchange of payments is recorded as an adjustment to interest expense on the hedged item. Changes in the fair value of the swap are recorded in the consolidated statements of income and comprehensive income in other expenses, together with any changes in the fair value of the hedged liability attributable to the hedged risk as an offset.

Q4 Financial Report	12	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

FAIR VALUE MEASUREMENT

CI uses valuation techniques to determine the fair value of financial instruments where active market quotes are not available. This involves developing estimates and assumptions consistent with how market participants would price the instrument. CI maximizes the use of observable data when developing estimates and assumptions, but this is not always available. In that case management uses the best information available.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

• Level 1– valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities

• Level 2– valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means

• Level 3 – valuation techniques with significant unobservable market inputs

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, CI determines whether transfers have occurred between levels in the hierarchy by reassessing the categorization at the end of each reporting period.

COLLATERALIZED SECURITIES TRANSACTIONS

CI engages in securities lending and borrowing to facilitate the securities settlement process and to maximize revenue by acting as an agent for such transactions. These transactions are typically short-term in nature, with interest being received on the cash delivered. These transactions are collateralized by either cash, letters of credit or other collateral and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. CI’s securities lending and borrowing transactions are recorded in accounts receivable and prepaid expenses and accounts payable and accrued liabilities.

CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. These assets are depreciated over their estimated useful lives as follows:

Computer hardware	Straight-line over three years

Office equipment	Straight-line over five years

Leasehold improvements	Straight-line over the term of the lease

Q4 Financial Report	13	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

LEASES

CI assesses at inception whether a contract contains a lease that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. All leases are accounted for by recognizing a right-of-use asset and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.

Right-of-use assets

CI recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term.

Lease liabilities

At the commencement date of the lease, CI recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include in substance fixed payments less any lease incentives receivable, variable payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by CI and payments of penalties for terminating a lease, if the lease term reflects CI exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, CI uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and lease of low-value assets

CI applies the short-term lease recognition exemption to its short-term leases of equipment and property leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). CI also applies the lease of low-value assets recognition exemption to leases of equipment that are considered of low value (i.e. below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Q4 Financial Report	14	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Sub-leases

CI enters into lease agreements as an intermediate lessor with respect to some of its leased properties. When CI is an intermediate lessor, the head lease and the sub-lease are accounted for as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

Amounts due from lessees under finance leases are recognized as other assets at the amount of CI’s net investment in the leases. Finance lease income is recognized over the lease term using the effective interest rate. Payments received reduce the net investment in the lease.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

BUSINESS COMBINATIONS

The acquisition method of accounting is used to account for the acquisition of subsidiaries by CI, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date, with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date.

CI elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at the proportionate share of the recognized amount of the identifiable net assets of the acquired subsidiary, at the acquisition date.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by CI. Consideration also includes the fair value of any put option or contingent consideration. Subsequent to the acquisition, the put option and contingent consideration that is based on an earnings measurement and classified as a liability is measured at fair value with any resulting gain or loss recognized in net income. Acquisition-related costs are expensed as incurred.

INTANGIBLES

Fund contracts

Fund administration contracts and fund management contracts [collectively, “fund contracts”] are recorded net of any write-down for impairment. CI evaluates the carrying amounts of indefinite life fund contracts at least annually for potential impairment by comparing the recoverable amount with their carrying amounts. CI will evaluate the carrying amount of fund contracts if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Fund administration contracts are amortized on a straight-line basis over a period of up to 25 years. Fund management contracts with a finite life are amortized on a straight-line basis over a period of up to 20 years. The amortization period depends on the contractual terms of such agreements and management’s best estimate of their useful lives. Fund management contracts with an indefinite life are not amortized.

Q4 Financial Report	15	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Goodwill

Goodwill is recorded as the excess of purchase price over identifiable assets acquired. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is evaluated for impairment at least annually and any impairment is recognized immediately in income and not subsequently reversed. Goodwill is allocated to the appropriate cash-generating unit for the purpose of impairment testing.

Other intangibles

Other intangibles include the costs of trademarks and computer software, capitalized where it is probable that future economic benefits that are attributable to the assets will flow to CI and the cost of the assets can be measured reliably. Computer software is recorded initially at cost and amortized over its expected useful life of two to ten years on a straight-line basis. Trademarks have an indefinite life and are not amortized.

EQUITY-BASED COMPENSATION

CI uses the fair value method to account for equity-settled employee incentive share options and restricted share units [“RSUs”] The value of the equity-based compensation, as at the date of grant, is recognized over the applicable vesting period as compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received, together with the amount in contributed surplus, are credited to share capital. Upon vesting of the RSUs, the amount accumulated in contributed surplus for the RSUs is reclassified to share capital.

CI has a deferred share unit plan for directors. The value of the compensation at the date of grant is recognized immediately as compensation with a corresponding increase in accounts payable and accrued liabilities. At each consolidated statement of financial position date, the liability is revalued with an offset to compensation expense.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service condition at the vesting date.

INCOME TAXES

Current income tax liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and tax laws enacted or substantively enacted as at the consolidated statements of financial position dates.

The liability method of tax allocation is used in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the carrying amount and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax liabilities are generally recognized for all taxable temporary differences.

Q4 Financial Report	16	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Deferred tax liabilities are recognized for taxable temporary differences arising in investments in subsidiaries and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognized on temporary differences that arise from the initial recognition of goodwill, which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

PROVISION FOR OTHER LIABILITIES

A provision for other liabilities is recognized if, as a result of a past event, CI has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. In the event that the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects a current market assessment of the time value of money and the risks specific to the liability.

FOREIGN CURRENCY

(i) Foreign currency transactions

Transactions that are denominated in a currency other than the functional currency of the entity are translated as follows: Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect as at the consolidated statements of financial position dates. Non-monetary assets and liabilities are translated into Canadian dollars using historical exchange rates. Revenue and expenses are translated at average rates prevailing during the period. Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. Translation exchange gains and losses are included in other income in the period in which they occur.

(ii) Foreign currency operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at the exchange rate in effect as at the consolidated statements of financial position dates. Revenue and expenses are translated at average rates prevailing during the period. Translation exchange gains and losses are recognized as other comprehensive income and reclassified to net income when the gain or loss on disposal of the foreign subsidiary is recognized. The consolidated statements of cash flows are translated at average exchange rates during the period, whereas cash and cash equivalents are translated at the spot exchange rate in effect as at the consolidated statements of financial position dates.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

In the process of applying CI’s accounting policies, management has made significant judgments involving estimates and assumptions, which are summarized as follows:

(i) Impairment of intangible assets

Finite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indefinite life intangible assets, including goodwill, are tested for impairment annually or more frequently if changes in circumstances indicate that the carrying amount may be impaired. The values associated with intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs that could affect CI’s future results if the current estimates of future performance and fair values change. These determinations also affect the amount of amortization expense on intangible assets with finite lives recognized in future periods.

Q4 Financial Report	17	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

(ii) Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profits will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

(iii) Provision for other liabilities

Due to the nature of provisions, a considerable part of their determination is based on estimates and judgments, including assumptions concerning the future. The actual outcome of these uncertain factors may be materially different from the estimates, causing differences with the estimated provisions. Further details are provided in Note 8.

(iv) Share-based payments

The cost of employee services received (compensation expense) in exchange for awards of equity instruments recognized is estimated using a Black-Scholes option pricing model which requires the use of assumptions. Further details regarding the assumptions used in the option pricing model are provided in Note 9[b].

(v) Business combinations

Business combinations require management to exercise judgment in measuring the fair value of the assets acquired and liabilities, put option and contingent consideration liabilities incurred or assumed.

(vi) Leases

CI determines the lease term as the non-cancellable term of the lease, together with any period covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

CI has the option, under some of its leases to lease the assets for additional terms. CI applies judgment in evaluation whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, CI reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew.

Q4 Financial Report	18	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

2.      NEW ACCOUNTING STANDARDS

[A] IFRS 16

IFRS 16, Leases [“IFRS 16”], replaces the previous lease standard, IAS 17, Leases [“IAS 17”], and related Interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Effective January 1, 2019, CI adopted IFRS 16 using the modified retrospective approach. Under this approach, CI recognized the lease liability based on the remaining lease payments discounted using CI’s incremental borrowing rate as at January 1, 2019. CI also recognized the right-of-use asset as at the date of initial application, as if IFRS 16 had always been applied since the commencement date of the lease, discounted using CI’s incremental rate of borrowing as at January 1, 2019. Comparative figures were not restated for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are therefore recognized in the opening consolidated statements of financial position on January 1, 2019.

The adoption of IFRS 16 resulted in CI reporting higher interest and depreciation expenses and lower selling, general and administrative expenses as of the effective date. Non-IFRS measures such as earnings before interest, taxes, depreciation and amortization are positively impacted as a result.

Upon adoption of IFRS 16, CI recognized lease liabilities in relation to leases previously classified as operating leases under the principles of IAS 17. CI elected to apply the following practical expedients:

•        apply a single discount rate to a portfolio of leases with reasonably similar characteristics

•        not recognize leases whose term ends within 12 months of initial application

•        exclude initial direct costs from the measurement of the right-of-use assets as at the date of initial application

•        not recognize leases of low value

•        the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease

On transition to IFRS 16, CI assessed the classification of its sub-leased properties with reference to the right-of-use asset and concluded that its sub-leased properties previously classified as operating leases under IAS 17 should be accounted for as finance leases under IFRS 16.

Q4 Financial Report	19	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

The following summarizes the impact of adopting IFRS 16 as at January 1, 2019:

January 1, 2019
$
Assets
Right-of-use assets	52,381
Other assets	2,396
Total assets	54,777
Liabilities
Accounts payable and other liabilities	(1,805)
Current portion of lease liabilities	10,872
Non-current lease liabilities	70,758
Deferred lease inducement	(11,320)
Deferred tax liability	(3,665)
Total liabilities	64,840
Deficit	(10,063)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as at December 31, 2018 as follows:

$
Operating lease commitments as at December 31, 2018	90,050
Less:
Lease commitments related to short-term leases	(168)
Add:
Payments in optional extension periods considered reasonably certain to be exercised	4,507
Gross lease liability as at January 1, 2019	94,389
Weighted average incremental borrowing rate as at January 1, 2019	4.2%
Present value of lease liability recognized as at January 1, 2019	81,630

Current lease liabilities	10,872
Non-current lease liabilities	70,758

Q4 Financial Report	20	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

The following shows the carrying amounts of CI’s right-of-use assets and lease liabilities and the movements during the year ended December 31, 2019:

	Right-of-use assets
	Property leases	Equipment leases	Total	Lease liabilities
	$	$	$	$
As at January 1, 2019	50,240	2,141	52,381	81,630
Additions	1,291	—	1,291	1,934
Depreciation expense	(7,812)	(970)	(8,782)	—
Interest expense	—	—	—	3,207
Payments	—	—	—	(14,243)
Translation	(8)	—	(8)	(9)
As at December 31, 2019	43,711	1,171	44,882	72,519

CI recognized rent expense from short-term leases of $886, leases of low-value assets of $155 and variable lease payments of $12,869 during the year ended December 31, 2019.

Included in other income is finance income of $109 received from sub-leasing right-of-use assets.

[B] IFRIC 23

Effective January 1, 2019, CI adopted IFRIC Interpretation 23, Uncertainty over Income Tax Treatments [“IFRIC 23”], which clarifies the accounting treatment used to reflect uncertainty in the recognition and measurement of income taxes. IFRIC 23 specifically addresses the following:

•        whether an entity considers uncertain tax treatments separately

•        the assumptions an entity makes about the examination of tax treatments by taxation authorities

•        how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•        how an entity considers changes in facts and circumstances

CI has considered the impact of IFRIC 23 on the recognition and measurement of uncertainties over income tax treatments across the jurisdictions in which it operates. CI has determined that there is no cumulative effect to opening deficit, or other appropriate components of equity upon adoption.

Q4 Financial Report	21	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

3. BUSINESS ACQUISITION

WealthBar Financial Services Inc.

On January 23, 2019, CI acquired 75% of the outstanding shares and debt obligations of WealthBar Financial Services Inc., [“WealthBar”] a leading Canadian online wealth management and financial planning platform, for all cash consideration of $23,653. The acquisition was accounted for using the acquisition method of accounting and the results of operations have been consolidated from the date of the transaction.

Details of the net assets acquired as at January 23, 2019, at fair value, are as follows:

$
Cash and cash equivalents	81
Accounts receivable and prepaid expenses	416
Income taxes receivable	226
Capital assets	113
Right-of-use asset	248
Fund administration contracts	4,000
Intangible - technology	15,000
Accounts payable and accrued liabilities	(401)
Lease liability	(262)
Deferred income taxes	(2,356)
Fair value of identifiable net assets	17,065
Non-controlling interest (25% of identifiable net assets)	(4,266)
Goodwill on acquisition	10,854
Total acquired cost	23,653

The acquired fund administration contracts with a fair value of $4,000 have a finite life of 10 years. The technology acquired has a fair value of $15,000 and an estimated useful life of 10 years. The goodwill on acquisition is not deductible for income taxes. Goodwill of $10,854 relates to the asset administration segment.

Snap Projections Inc.

On October 16, 2019, WealthBar acquired 100% of the outstanding shares of Snap Projections Inc. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction.

Surevest Wealth Management

On January 24, 2020, CI acquired a majority stake in Surevest Wealth Management, a Phoenix-based registered investment advisory firm. The estimated fair values of the assets acquired and liabilities assumed will be included in the interim consolidated financial statements as at March 31, 2020.

Q4 Financial Report	22	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

WisdomTree

On November 7, 2019, CI reached an agreement to acquire 100% of the outstanding shares of WisdomTree Asset Management Canada, Inc. [“WisdomTree”], the investment fund manager of WisdomTree’s Canadian exchange-traded funds. The details of the acquisition are being finalized and is expected to close on February 18, 2020.

One Capital Management LLC

On December 23, 2019, CI reached an agreement to acquire a majority stake in One Capital Management, LLC. The details of the acquisition are being finalized and is expected to close in March, 2020.

Q4 Financial Report	23	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

4.       CAPITAL ASSETS

Capital assets consist of the following:

	Computer hardware	Office equipment	Leasehold improvements	Total
	$	$	$	$
Cost
Balance, December 31, 2017	16,184	16,022	74,452	106,658
Additions	3,662	1,938	6,109	11,709
Retired	(2,257)	—	(7)	(2,264)
Balance, December 31, 2018	17,589	17,960	80,554	116,103
Additions	3,151	2,337	6,863	12,351
Acquired	141	51	28	220
Retired	(1,678)	(6)	—	(1,684)
Balance, December 31, 2019	19,203	20,342	87,445	126,990

Accumulated depreciation
Balance, December 31, 2017	10,892	13,124	39,401	63,417
Depreciation	3,466	1,199	5,300	9,965
Retired	(2,257)	—	(7)	(2,264)
Balance, December 31, 2018	12,101	14,323	44,694	71,118
Depreciation	3,927	1,405	6,159	11,491
Acquired	66	21	20	107
Retired	(1,674)	(6)	—	(1,680)
Balance, December 31, 2019	14,420	15,743	50,873	81,036

Carrying amounts
At December 31, 2017	5,292	2,898	35,051	43,241
At December 31, 2018	5,488	3,637	35,860	44,985
At December 31, 2019	4,783	4,599	36,572	45,954

Q4 Financial Report	24	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

5.       INTANGIBLES

	Goodwill	Fund administration contracts	Fund management contracts finite life	Fund management contracts indefinite life	Other intangibles	Total
	$	$	$	$	$	$
Cost
Balance, December 31, 2017	1,521,318	44,500	50,157	1,779,957	51,757	3,447,689
Acquired	283	—	—	—	—	283
Translation	(496)	—	—	—	—	(496)
Additions	—	—	—	—	4,359	4,359
Balance, December 31, 2018	1,521,105	44,500	50,157	1,779,957	56,116	3,451,835
Acquired	11,670	5,000	—	—	16,300	32,970
Translation	(1,502)	—	—	—	—	(1,502)
Additions	—	—	—	—	4,425	4,425
Retired	—	—	—	—	(12,664)	(12,664)
Balance, December 31, 2019	1,531,273	49,500	50,157	1,779,957	64,177	3,475,064

Accumulated amortization
Balance, December 31, 2017	—	21,224	27,341	—	23,284	71,849
Amortization	—	2,030	2,033	—	5,582	9,645
Balance, December 31, 2018	—	23,254	29,374	—	28,866	81,494
Acquired	—	—	—	—	(1,826)	(1,826)
Amortization	—	2,467	2,022	—	6,823	11,312
Retired	—	—	—	—	(4,398)	(4,398)
Balance, December 31, 2019	—	25,721	31,396	—	29,465	86,582

Carrying amounts
At December 31, 2017	1,521,318	23,276	22,816	1,779,957	28,473	3,375,840
At December 31, 2018	1,521,105	21,246	20,783	1,779,957	27,250	3,370,341
At December 31, 2019	1,531,273	23,779	18,761	1,779,957	34,712	3,388,482
Remaining term	N/A	8.9 – 9.9 yrs	7.3 – 13.9 yrs	N/A	0.3 – 9.8 yrs

CI has two groups of cash-generating units [“CGUs”] for the purpose of assessing the carrying amount of the allocated goodwill being the asset management and asset administration operating segments as described in Note 16. Goodwill of $1,309,008 is allocated to the asset management segment and $222,265 is allocated to the asset administration segment as at December 31, 2019 [2018 – $1,310,510 and $210,595, respectively]. Within the asset management segment, CI has indefinite life fund management contracts of $1,779,957 as at December 31, 2019 and 2018.

The recoverable amounts of the CGUs are based on a fair value less cost to sell calculation. The fair value was determined using the discounted cash flow method, based on estimated future cash flows over a 10-year period with a terminal value for the period thereafter. CI uses a 10-year period to reflect the expected growth strategies for the various contracts acquired in addition to the fact that it may take several years to fully integrate operations and benefit from synergies. The key assumptions used in the forecast calculation include assumptions on market appreciation, net sales of funds and operating margins. Market appreciation rates are determined using historical inflation-adjusted index returns adjusted for CI’s average management fee. Net sales are determined based on the historical 3-year average as well as management’s forecasts for future sales. Inputs to the operating margin include estimates for management and trailer fees using current average fee rates and historical rates for selling, general and administrative costs that are applied to forecast average assets under management over the 10-year period. The terminal value has been calculated assuming a long-term growth rate of 2% per annum in perpetuity based on a long-term real GDP growth rate as at December 31, 2019 and 2018. A discount rate of 11.38% – 13.88% per annum has been applied to the recoverable amount calculation as at December 31, 2019 [2018 – 8.3% – 12.5%].

The calculation of the recoverable amount exceeds the carrying amount of goodwill and indefinite life fund management contracts as at December 31, 2019 and 2018.

Q4 Financial Report	25	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

6.       OTHER ASSETS, INCOME AND EXPENSE

Other assets as at December 31, 2019 consist mainly of long-term investments, long-term accounts receivable, loans granted under CI’s employee share purchase plan and loans extended to investment advisors under CI’s hiring and incentive program.

CI has an employee share purchase loan program for key employees. These loans are renewable yearly and bear interest at prescribed rates. As at December 31, 2019, the carrying amount of employee share purchase loans is $3,933 [2018 – $5,188] and is included in other assets. These loans become due immediately upon termination of employment or sale of the shares that are held as collateral. As at December 31, 2019, the shares held as collateral have a market value of approximately $4,763 [2018 – $5,865].

CI has a hiring and retention incentive program whereby loans are extended to current investment advisors. These loans are initially recorded at their fair value, may bear interest at prescribed rates and are contractually forgiven on a straight-line basis over the applicable contractual period, which varies in length from three to seven years. CI utilizes the effective interest method to amortize the forgiven amount. The forgiven amount is included in selling, general and administrative expenses. As at December 31, 2019, loans to investment advisors of $19,135 [2018 – $16,039] are included in other assets. These loans become due on demand upon early termination or breach in the terms of the agreements.

Other income consists mainly of fees received for the administration of third-party mutual funds, custody fees, investment income, foreign exchange gains (losses), interest income and the revenue earned by Marret. Other income in the year ended December 31, 2018, also includes the fair value adjustment to the put option discussed in Note 8. Other expenses consist mainly of the provisions as discussed in Note 8 as well as expenses incurred by Marret.

7.       LONG-TERM DEBT

Long-term debt consists of the following:

	2019	2018
	$	$
Credit facility
Prime rate loan	—	24,500
Bankers’ acceptances	35,000	—
LIBOR loan (USD $193,000)	—	259,000
	35,000	283,500

Debenture principal amount	Interest rate	Issued date	Maturity date
$450 million	2.645%	December 7, 2015	December 7, 2020	449,509	449,032
$200 million	2.775%	November 25, 2016	November 25, 2021	199,512	199,278
$325 million	3.520%	July 20, 2018	July 20, 2023	323,616	323,297
$350 million	3.215%	July 22, 2019	July 22, 2024	348,101	—
$250 million	3.904%	September 27, 2017	September 27, 2027	248,756	248,626
				1,569,494	1,220,233
Long-term debt				1,604,494	1,503,733
Current portion of long-term debt				449,509	—

Q4 Financial Report	26	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

CREDIT FACILITY

CI has a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on December 11, 2021. Amounts may be borrowed in Canadian dollars through prime rate loans, which bear interest at the greater of the bank’s prime rate and the Canadian Deposit Offering Rate plus 1.00%, or bankers’ acceptances, which bear interest at bankers’ acceptance rates plus 0.90%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank’s reference rate for loans made by it in Canada in U.S. funds and the federal funds effective rate plus 1.00%, or LIBOR loans, which bear interest at LIBOR plus 0.90%.

CI may also borrow under this facility in the form of letters of credit, which bear a fee of 0.90% on any undrawn portion. As at December 31, 2019 and 2018, CI had not accessed the facility by way of letters of credit.

The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. CI is within its financial covenants with respect to its credit facility, which require that the funded debt to annualized EBITDA ratio remain below 3:1 and that CI’s assets under management not fall below $85 billion, calculated based on a rolling 30-day average. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.

On January 28, 2019, the forward exchange contract entered into on December 24, 2018 with a Canadian chartered bank to pay Canadian dollars $259,690 and receive U.S. dollars $193,666 matured. Hedge accounting was not applied to the forward foreign exchange contract, as the fair value changes are offset in net income with the foreign exchange revaluation of the U.S. denominated debt.

DEBENTURES

On July 22, 2019, CI completed an offering pursuant to which it issued $350,000 principal amount of debentures due July 22, 2024 at par [the “2024 Debentures”]. Interest on the 2024 Debentures is paid semi-annually in arrears at a rate of 3.215%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility.

On February 2, 2017, CI entered into an interest rate swap agreement with a Canadian chartered bank to swap the semi-annual fixed rate payments on the 2021 Debentures for floating rate payments. Based on the terms of the agreement, CI pays a rate equivalent to the three-month Canadian bankers’ acceptance rate plus a spread of 138.4 basis points. The rates are reset quarterly and paid semi-annually to match the fixed payment obligations of the 2021 Debentures. The swap agreement terminates on the maturity date of the 2021 Debentures unless terminated by CI at an earlier date. As at December 31, 2019, the fair value of the interest rate swap agreement was an unrealized loss of $2,388 [2018 – $4,959] and is included in long-term debt in the consolidated statements of financial position. CI has not experienced any hedge ineffectiveness, as the terms of the interest rate swap match the terms of the debenture.

Q4 Financial Report	27	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Interest paid on the debentures is paid semi-annually. During the years ended December 31, 2019 and 2018, interest paid is as follows:

				2019	2018
	Interest rate	Issued date	Maturity date	$	$
Debenture interest paid
$450 million	2.645%	December 7, 2015	December 7, 2020	11,903	11,903
$200 million	2.775%	November 25, 2016	November 25, 2021	6,841	6,402
$325 million	3.520%	July 20, 2018	July 20, 2023	11,440	5,143
$350 million	3.215%	July 22, 2019	July 22, 2024	4,861	—
$250 million	3.904%	September 27, 2017	September 27, 2027	9,760	9,760
				44,805	33,208

Issuance costs and the issuance discount are amortized over the term of the debentures using the effective interest method. The amortization expense related to the discount and transaction costs for CI’s issued debentures for the year ended December 31, 2019 was $1,302 [2018 – $947], which is included in other expenses. CI may, at its option, redeem the 2020 Debentures, the 2021 Debentures, the 2023 Debentures, the 2024 Debentures and the 2027 Debentures in whole or in part, from time to time, on not less than 30 nor more than 60 days’ prior notice to the registered holder, at a redemption price which is equal to the greater of par or the Government of Canada yield, plus 42.5, 44.0, 36.0, 44.5 and 44.5 basis points, respectively. CI considers this embedded prepayment option to be closely related to the debentures and, as such, does not account for it separately as a derivative.

In the event that both a change of control occurs and the rating of the debentures is lowered to below investment grade by two out of three rating agencies as defined as below BBB- by Standard & Poor’s, BBB (low) by DBRS Limited and Baa3 by Moody’s Investor Service, Inc., CI will be required to make an offer to repurchase all or, at the option of each holder, any part of each holder’s debentures at a purchase price payable in cash equivalent to 101% of the outstanding principal amount of the debentures, together with accrued and unpaid interest, to the date of purchase.

Q4 Financial Report	28	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

8.       PROVISION FOR OTHER LIABILITIES AND CONTINGENCIES

CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.

CI has made provisions based on current information and the probable resolution of such contingent consideration, claims, proceedings and investigations as well as for amounts payable in connection with business acquisitions and severance. The movement in amounts provided for contingent liabilities and related expenses during the years ended December 31, are as follows:

	2019	2018
	$	$
Provision for other liabilities, beginning of year	34,768	98,595
Additions	35,214	3,151
Amounts used	(36,504)	(54,838)
Amounts reversed	(342)	(12,140)
Provision for other liabilities, end of year	33,136	34,768
Current portion of provision for other liabilities	14,643	14,591

Provision for other liabilities primarily include the following:

LITIGATION

CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.

CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain. During the years ended December 31, 2019 and 2018, no insurance proceeds were received, related to the settlement of legal claims.

Q4 Financial Report	29	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

PUT OPTION AND CONTINGENT CONSIDERATION

Included in provision for other liabilities as at December 31, 2019, is a provision for the fair value of the put option granted to minority interest shareholders for the acquisition of GSFM of $7,573, including foreign exchange translation adjustments [2018 – $11,438]. During 2019, GSFM shareholders exercised their put to CI and a total of 50 thousand shares were purchased for an equivalent Canadian cash value of $2,667 [2018 - 30 thousand shares for Canadian cash value of $2,565]. In addition, during 2019, the put option liability was reduced by $569 [2018 – $1,167] representing dividends paid by GSFM to non-controlling shareholders. The fair value was reduced $1,144 during 2018 to reflect lower forecasted earnings estimates with an offset to other income. No adjustments to fair value were made during 2019.

During 2018, CI made payments of $11,663, in cash - $11,129 and shares - $534, related to contingent consideration that was payable for the First Asset acquisition. As at December 31, 2018, all contingent consideration related to this acquisition has been paid.

RESTRUCTURING

During the year ended December 31, 2019, CI recorded a provision for restructuring of $35,000 related to severance and the write-down of software intangibles that were retired. As at December 31, 2019, a provision of $6,485 remains.

In 2017, CI recorded provisions of $39,000, primarily for restructuring, integration and legal costs related to the acquisition of Sentry and BBS. As at December 31, 2019, a provision of $2,400 remains [2018 – $5,756].

REMEDIATION

In 2015, CI discovered an administrative error and recorded a provision of $10,750, net of recoveries for the cost to remediate. As at December 31, 2019, a net recovery of $3,793 remains [2018 – $3,550].

Q4 Financial Report	30	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

9.       SHARE CAPITAL

A summary of the changes to CI’s share capital for the years ended December 31 is as follows:

[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI
Issued
Common shares, balance, December 31, 2017	271,884	2,360,257
Issuance for acquisition of subsidiary	17	534
Issuance of share capital on exercise of share options	58	1,700
Issuance of share capital on vesting of restricted share units	283	5,819
Share repurchases, net of tax	(28,521)	(243,180)
Common shares, balance, December 31, 2018	243,721	2,125,130
Issuance of share capital on vesting of restricted share units	711	12,751
Share repurchases, net of tax	(22,640)	(193,570)
Common shares, balance, December 31, 2019	221,792	1,944,311

During the year ended December 31, 2019, 21,950 thousand shares [2018 – 27,951 thousand shares] were repurchased under a normal course issuer bid at an average cost of $19.78 per share for total consideration of $434,236 [2018 – $22.93 per share for total consideration of $640,787]. Deficit was increased by $243,211 during the year ended December 31, 2019 [2018 – $398,279] for the cost of the shares repurchased in excess of their stated value.

During the year ended December 31, 2019, 690 thousand shares [2018 – 570 thousand shares] were repurchased for CI’s restricted share unit plan at an average cost of $18.92 per share for total consideration of $13,057 [$9,597 after tax] [2018 – $28.28 per share for total consideration of $16,120 [$11,848 net of tax]]. Deficit was increased by $7,052 during the year ended December 31, 2019 [2018 – 11,177] for the cost of the shares repurchased in excess of their stated value.

[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN

CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI.

Q4 Financial Report	31	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

During the year, CI granted 743 thousand options [2018 - 78 thousand options] to employees. The fair value method of accounting is used for the valuation of the 2019 and 2018 share option grants. Compensation expense is recognized over the vesting period, assuming an estimated average forfeiture rate of 12.7% for the year [2018 - 0.0%], with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder are credited to share capital. The fair value of the 2019 and 2018 option grants was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year of grant	2019	2019	2018
# of options granted [in thousands]	213	530	78
Vesting terms	At end of year 5	1/3 at end of years 3, 4 and 5	1/3 at end of years 1, 2 and 3
Dividend yield	3.792%	3.792%	5.044% - 5.085%
Expected volatility (*)	17%	17%	16%
Risk-free interest rate	2.238%	2.182% - 2.238%	2.285% - 2.363%
Expected life [years]	6.8	5.2 - 6.8	2.9 - 3.7
Forfeiture rate	0%	13%	0%
Fair value per stock option	$2.48	$2.23 - $2.48	$2.23 - $2.45
Exercise price	$18.99	$18.99	$28.67
(*) Based on historical volatility of CI’s share price

The maximum number of shares that may be issued under the Share Option Plan is 14,000 thousand shares. As at December 31, 2019, there are 5,584 thousand shares [2018 – 6,958 thousand shares] reserved for issuance on exercise of share options. These options vest over periods of up to five years, may be exercised at prices ranging from $18.99 to $35.88 per share and expire at dates up to 2029.

A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2017	8,073	31.84
Options exercisable, December 31, 2017	5,014	33.03
Options granted	78	28.67
Options exercised (*)	(609)	27.42
Options cancelled	(584)	31.98
Options outstanding, December 31, 2018	6,958	32.18
Options exercisable, December 31, 2018	5,789	32.97
Options granted	743	18.99
Options cancelled	(2,117)	34.28
Options outstanding, December 31, 2019	5,584	29.63
Options exercisable, December 31, 2019	4,758	31.26

(*) Weighted-average share price of options exercised was nil during the year ended December 31, 2019 [2018 - $29.54]

The equity-based compensation expense under the Share Option Plan for the year ended December 31, 2019 of $513 [2018 – $975] has been included in selling, general and administrative expenses.

Q4 Financial Report	32	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Options outstanding and exercisable as at December 31, 2019 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	704	9.2	—
27.44	477	2.2	389
28.63	2,001	1.1	2,001
28.67	51	3.2	17
33.96	2,131	0.1	2,131
35.88	220	0.3	220
18.99 to 35.88	5,584	1.8	4,758

[C] RESTRICTED SHARE UNITS

CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.

During the year ended December 31, 2019, CI granted 736 thousand RSUs [2018 - 579 thousand RSUs], including 39 thousand RSUs granted, to reflect dividends declared on the common shares [2018 - 38 thousand RSUs]. Also during the year ended December 31, 2019, 711 thousand RSUs were exercised, and 32 thousand RSUs were forfeited [2018 - 284 thousand RSUs exercised, and 24 thousand RSUs forfeited]. During the year ended December 31, 2019, CI credited contributed surplus for $14,188, related to compensation expense recognized for the RSUs [2018 - $12,753]. As at December 31, 2019, 657 thousand RSUs are outstanding [2018 - 664 thousand RSUs].

CI uses a Trust to hold CI’s common shares, to fulfill obligations to employees arising from the RSU Plan. The common shares held by the Trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations.

[D] DEFERRED SHARE UNITS

The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.

During the year ended December 31, 2019, 6 thousand DSUs were granted, and nil DSUs were exercised, [2018 - 2 thousand DSUs, and 12 thousand exercised]. An expense of $195 was recorded during the year ended December 31, 2019, [2018 - $(217)]. As at December 31, 2019, included in accounts payable and accrued liabilities, is an accrual of $464 for amounts to be paid under the DSU Plan [2018 - $269].

Q4 Financial Report	33	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

[E] BASIC AND DILUTED EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per common share for the years ended December 31:

[in thousands]	2019	2018
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$538,396	$617,476

Denominator:
Weighted average number of common shares - basic	234,273	259,253
Weighted average effect of dilutive stock options and RSU awards (*)	976	329
Weighted average number of common shares - diluted	235,249	259,582

Net earnings per common share attributable to shareholders
Basic	$2.30	$2.38
Diluted	$2.29	$2.38
(*) The determination of the weighted average number of common shares - diluted excludes 5,584 thousand shares related to stock options that were anti-dilutive for the year ended December 31, 2019 [2018 - 6,958 thousand shares].

[F] MAXIMUM SHARE DILUTION

The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at January 31, 2020:

[in thousands]
Shares outstanding at January 31, 2020	220,239
RSU awards	577
Options to purchase shares	5,495
226,311

Q4 Financial Report	34	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

10.       DIVIDENDS

The following dividends were paid by CI during the year ended December 31, 2019:

Record date	Payment date	Cash dividend per share $	Total dividend amount $
December 31, 2018	January 15, 2019	0.18	43,899
March 31, 2019	April 15, 2019	0.18	43,285
June 30, 2019	July 15, 2019	0.18	42,461
September 30, 2019	October 15, 2019	0.18	41,105
Paid during the year ended December 31, 2019			170,750

The following dividends were declared but not paid as at December 31, 2019:

Record date	Payment date	Cash dividend per share $	Total dividend amount $
December 31, 2019	January 15, 2020	0.18	39,923
March 31, 2020	April 15, 2020	0.18	39,922
Declared and accrued as at December 31, 2019			79,845

The following dividends were paid by CI during the year ended December 31, 2018:

Record date	Payment date	Cash dividend per share $	Total dividend amount $
December 31, 2017	January 15, 2018	0.1175	31,957
January 31, 2018	February 15, 2018	0.1175	31,736
February 28, 2018	March 15, 2018	0.1175	31,706
March 31, 2018	April 13, 2018	0.1175	31,344
April 30, 2018	May 15, 2018	0.1175	31,170
May 31, 2018	June 15, 2018	0.1175	30,996
June 30, 2018	July 13, 2018	0.1175	30,616
July 31, 2018	August 15, 2018	0.1175	30,513
September 30, 2018	October 15, 2018	0.1800	45,534
Paid during the year ended December 31, 2018			295,572

Q4 Financial Report	35	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

The following dividends were declared but not paid as at December 31, 2018:

Record date	Payment date	Cash dividend per share $	Total dividend amount $
December 31, 2018	January 15, 2019	0.18	43,824
March 31, 2019	April 15, 2019	0.18	43,822
June 30, 2019	July 15, 2019	0.18	43,822
September 30, 2019	October 15, 2019	0.18	43,822
December 31, 2019	January 15, 2020	0.18	43,822
Declared and accrued as at December 31, 2018			219,112

11. INCOME TAXES

The following are the major components of income tax expense for the years ended December 31:

	2019	2018
	$	$
Consolidated Statements of Income
Current income tax expense
Based on taxable income of the current year	189,438	229,138
Adjustments in respect of prior years	(607)	(129)
	188,831	229,009

Deferred income tax expense
Origination and reversal of temporary differences (net)	450	(3,556)
	450	(3,556)
Income tax expense reported in the consolidated statements of income	189,281	225,453

The following is a reconciliation between CI’s statutory and effective income tax rates for the years ended December 31:

	2019%	2018%
Combined Canadian federal and provincial income tax rate	26.5	26.5
Increase in income taxes resulting from
Recovery of prior years’ provisions for settled tax items	(0.6)	—
Other, net	0.1	0.2
Income tax expense reported in the consolidated statements of income and comprehensive income	26.0	26.7

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of CI’s deferred income tax liabilities and assets are as follows at December 31, 2019:

Q4 Financial Report	36	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

	December 31, 2018	Opening retained earnings adjustments [note 2]	Recognized in net income	Business acquisition [note 3]	Recognized in equity and FX	December 31, 2019
	$	$	$	$	$	$
Deferred income tax liabilities
Fund contracts	483,776	—	(2,425)	1,345	—	482,696
Right-of-use assets	—	17,267	(5,401)	—	—	11,866
Other	27	635	6,392	4,404	—	11,458
Total deferred income tax liabilities	483,803	17,902	(1,434)	5,749	—	506,020

Deferred income tax assets
Equity-based compensation	12,465	—	785	—	(300)	12,950
Non-capital loss carryforwards	1,444	—	912	2,760	—	5,116
Provision for other liabilities	2,910	—	(220)	—	—	2,690
Lease liabilities	—	21,567	(2,404)	—	—	19,163
Other	901	—	(957)	—	1,316	1,260
Total deferred income tax assets	17,720	21,567	(1,884)	2,760	1,016	41,179
Net deferred income tax liabilities	466,083	(3,665)	450	2,989	(1,016)	464,841

Significant components of CI’s deferred income tax liabilities and assets are as follows at December 31, 2018:

	December 31, 2017	Recognized in net income	Recognized in other comprehensive income	Recognized in equity and FX	December 31, 2018
	$	$	$	$	$
Deferred income tax liabilities
Fund contracts	488,482	(4,706)	—	—	483,776
Other	1,413	(1,386)	—	—	27
Total deferred income tax liabilities	489,895	(6,092)	—	—	483,803

Deferred income tax assets
Equity-based compensation	8,762	2,834	—	869	12,465
Non-capital loss carryforwards	3,202	(1,758)	—	—	1,444
Provision for other liabilities	5,099	(2,189)	—	—	2,910
Other	2,439	(1,423)	102	(217)	901
Total deferred income tax assets	19,502	(2,536)	102	652	17,720
Net deferred income tax liabilities	470,393	(3,556)	(102)	(652)	466,083

Q4 Financial Report	37	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

12.	FINANCIAL INSTRUMENTS

The carrying amounts of the financial instruments are presented in the table below and are classified according to the following categories:

	December 31, 2019	December 31, 2018
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	118,360	137,160
Investments	138,412	168,122
Other assets	26,856	9,507
Amortized cost
Client and trust funds on deposit	364,964	365,520
Accounts receivable	159,760	137,979
Other assets	39,564	23,006
Total financial assets	847,916	841,294

Financial liabilities
Fair value through profit or loss
Provisions for other liabilities	8,650	11,438
Amortized cost
Accounts payable and accrued liabilities	242,176	222,233
Provision for other liabilities	24,486	23,330
Dividends payable	79,845	219,112
Client and trust funds payable	368,348	370,756
Long-term debt	1,604,494	1,503,733
Total financial liabilities	2,327,999	2,350,602

CI’s investments as at December 31, 2019 and 2018 include CI’s marketable securities which are comprised of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as level 2 in the fair value hierarchy. CI’s investments as at December 31, 2019, also include securities owned, at market, consisting of money market, equity securities and bonds. Money market and equity securities are valued based on quoted prices and are classified as level 1 in the fair value hierarchy. Bonds are valued using a market comparison technique to fair value these instruments using observable broker quotes and are classified as level 2 in the fair value hierarchy. There have been no transfers between level 1 and level 2 during the year.

Q4 Financial Report	38	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Investments consist of the following as at December 31, 2019:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	118,243	40,588	74,003	3,653
Securities owned, at market	20,169	20,169	—	—
Total investments	138,412	60,757	74,003	3,653

Investments consist of the following as at December 31, 2018:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	132,953	56,603	72,697	3,653
Securities owned, at market	35,169	35,169	—	—
Total investments	168,122	91,772	72,697	3,653

Included in other assets are long-term private equity strategic investments of $26,856 [2018 - $9,507] valued using level 3 inputs.

Included in provision for other liabilities, as at December 31, 2019 is put option payable on non-controlling interest of $7,573 [2018 - $11,438] carried at fair value and classified as level 3 in the fair value hierarchy. Long-term debt as at December 31, 2019 includes debentures with a fair value of $1,586,136 [2018 - $1,208,715], as determined by quoted market prices, which have been classified as level 2 in the fair value hierarchy.

13.	RISK MANAGEMENT

Risk management is an integrated process with independent oversight. Management has developed an enterprise-wide approach to risk management that involves executives in each core business unit and operating area of CI. Using a quantitative and qualitative analysis, risk factors are assessed and procedures are implemented to mitigate the various events that could impact CI’s financial position and results of operations.

CI’s financial instruments bear the following financial risks:

[A] MARKET RISK

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity prices. The corporate finance group reviews the exposure to interest rate risk, foreign exchange risk and price risk by identifying, monitoring and reporting potential market risks to the Chief Financial Officer. A description of each component of market risk is described below:

•        Interest rate risk is the risk of loss due to the volatility of interest rates.

•        Foreign exchange risk is the risk of loss due to volatility of foreign exchange rates.

•        Price risk is the risk of loss due to changes in prices and volatility of financial instruments.

Q4 Financial Report	39	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance and may adversely affect CI’s assets under management and financial results.

(i) Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Fluctuations in interest rates have a direct impact on the interest payments CI makes on its long-term debt. Debt outstanding on CI’s credit facility of $35,000 [2018 – $283,500] is borrowed at a floating interest rate. In 2017, CI entered into an interest rate swap agreement with a Canadian chartered bank to swap the semi-annual fixed rate payments on the 2021 Debentures $200,000 principal amount for floating rate payments.

Based on the amount borrowed under the credit facility and the 2021 Debentures as at December 31, 2019, each 0.50% increase or decrease in interest rates would result in annual interest expense increasing or decreasing by $1,175 [2018 – $2,418], respectively.

(ii) Foreign exchange risk

CI is exposed to foreign exchange risk primarily from its investment in foreign subsidiaries operating in the United States, Australia and Hong Kong and from CI’s investments denominated in U.S. dollars.

The following table provides the impact on net income and other comprehensive income [“OCI”] of a 10% change in the value of foreign currencies with respect to CI’s net financial assets as at December 31, 2019:

	10% strengthening of foreign exchange rate on net income	10% strengthening of foreign exchange rate on OCI	10% weakening of foreign exchange rate on net income	10% weakening of foreign exchange rate on OCI
United States dollar	12,489	—	(12,489)	—
Australian dollar	645	(313)	(645)	313
Hong Kong dollar	106	—	(106)	—

The following table provides the impact on net income and OCI of a 10% change in the value of foreign currencies with respect to CI’s net financial assets as at December 31, 2018:

	10% strengthening of foreign exchange rate on net income	10% strengthening of foreign exchange rate on OCI	10% weakening of foreign exchange rate on net income	10% weakening of foreign exchange rate on OCI
United States dollar	10,213	—	(10,213)	—
Australian dollar	485	(584)	(485)	584
Hong Kong dollar	104	—	(104)	—

[iii] Price risk

CI incurs price risk through its investments of $138,412 [2018 – $168,122]. Based on the carrying amount of these assets, an increase or decrease in prices by 10% would result in estimated gains or losses of $13,841 [2018 - $16,812], respectively.

Q4 Financial Report	40	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

[B] LIQUIDITY RISK

Liquidity risk arises from the possibility that CI will encounter difficulties in meeting its financial obligations as they fall due. CI manages its liquidity risk through a combination of cash received from operations as well as borrowings under its revolving credit facility. Liquidity is monitored through a daily cash management process that includes the projection of cash flows to ensure CI meets its funding obligations.

CI’s liabilities have contractual maturities, excluding interest payments, as follows:

	Total	2020	2021	2022	2023	2024	2027
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	242,176	242,176	—	—	—	—	—
Dividends payable	79,845	79,845	—	—	—	—	—
Client and trust funds payable	368,348	368,348	—	—	—	—	—
Long-term debt	1,610,000	450,000	235,000	—	325,000	350,000	250,000
Put option	7,573	2,525	2,524	2,524	—	—	—
Total	2,307,942	1,142,894	237,524	2,524	325,000	350,000	250,000

[C] CREDIT RISK

Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. Expected credit losses associated with CI’s financial assets are insignificant.

As at December 31, 2019, financial assets of $591,144 [2018 – $536,012], represented by client and trust funds on deposit of $364,964 [2018 – $365,520], accounts receivable of $159,760 [2018 – $137,979] and other assets of $66,420 [2018 – $32,513], were exposed to credit risk. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral, where appropriate.

Client and trust funds on deposit consist mainly of cash deposits or unsettled trade receivables. CI may also extend amounts to clients on a margin basis for security purchases. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties.

CI’s accounts receivable consist primarily of management fees receivable, amounts due to CI from the government agencies with respect to input tax credits and other short-term receivables due within 90 days.

Q4 Financial Report	41	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Securities lending and borrowing agreements consist of the following as at December 31, 2019:

	Cash	Securities
	$	$
Loaned or delivered as collateral	10,958	11,176
Borrowed or received as collateral	13,051	13,657

Securities lending and borrowing agreements consist of the following as at December 31, 2018:

	Cash	Securities
	$	$
Loaned or delivered as collateral	4,898	5,535
Borrowed or received as collateral	11,618	11,506

CI uses securities lending and borrowing to facilitate the securities settlement process. These transactions are typically short-term in nature, fully collateralized by either cash or securities and subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. Cash loaned or delivered as collateral is included in accounts receivable and cash borrowed or received as collateral is included in accounts payable and accrued liabilities.

Other assets consist mainly of long-term investments, long-term accounts receivable, loans granted under CI’s employee share purchase plan and loans extended to investment advisors under CI’s hiring and incentive program. Employee loans are collateralized by CI shares and become due immediately upon termination of the employee or upon the sale of the shares held as collateral. Commissions may be used to offset loan amounts made to investment advisors in the event of default. Credit risk associated with other assets is limited given the nature of the relationship with the counterparties.

14.	CAPITAL MANAGEMENT

CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants. CI’s capital comprise shareholders’ equity and long-term debt (including the current portion of long-term debt).

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at December 31, 2019, cash and cash equivalents of $12,810 [2018 - $20,226] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at December 31, 2019 and December 31, 2018, CI met its capital requirements.

Q4 Financial Report	42	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

CI’s capital consists of the following:

	As at	As at
	December 31, 2019	December 31, 2018
	$	$
Shareholders’ equity	1,493,988	1,430,077
Long-term debt	1,604,494	1,503,733
Total capital	3,098,482	2,933,810

15. COMMITMENTS

LEASE COMMITMENTS

CI has entered into leases relating to the rental of office premises and computer equipment. CI has the option to renew certain leases. The approximate future minimum annual rental payments under such leases are as follows:

$
2020	13,939
2021	13,461
2022	12,808
2023	12,692
2024	12,647
2025 and thereafter	16,780

ADVISOR SERVICES AGREEMENTS

CI is a party to certain advisor services agreements, which provide that the advisor has the option to require CI to purchase a practice that cannot otherwise be transitioned to a qualified buyer. The purchase price would be in accordance with a pre-determined formula contained in the advisor services agreements.

INDEMNITIES

CI has agreed to indemnify its directors and officers, and certain of its employees in accordance with its by-laws. CI maintains insurance policies that may provide coverage against certain claims.

Q4 Financial Report	43	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

16. SEGMENTED INFORMATION

CI has two reportable segments: asset management and asset administration. These segments reflect CI’s internal financial reporting and performance measurement.

The asset management segment includes the operating results and financial position of CI Investments, CI Private Counsel LP, GSFM and Marret, which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange traded funds.

The asset administration segment includes the operating results and financial position of WealthBar, BBS and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information as at and for the year ended December 31, 2019 is as follows:

	Asset management	Asset administration	Intersegment eliminations	Total
	$	$	$	$
Management fees	1,857,918	—	—	1,857,918
Administration fees	—	397,396	(176,952)	220,444
Other income	5,738	35,127	—	40,865
Total revenue	1,863,656	432,523	(176,952)	2,119,227

Selling, general and administrative	387,534	101,738	—	489,272
Trailer fees	615,786	—	(30,907)	584,879
Investment dealer fees	—	318,683	(145,333)	173,350
Deferred sales commissions	13,526	—	(712)	12,814
Amortization and depreciation	22,350	10,541	—	32,891
Other expenses	38,714	5,080	—	43,794
Total expenses	1,077,910	436,042	(176,952)	1,337,000

Income before income taxes and non-segmented items	785,746	(3,519)	—	782,227
Interest and lease finance				(55,422)
Provision for income taxes				(189,281)
Net income for the year				537,524

Identifiable assets	473,075	583,501	—	1,056,576
Indefinite life intangibles
Goodwill	1,309,008	222,265	—	1,531,273
Fund contracts	1,779,957	—	—	1,779,957
Total assets	3,562,040	805,766	—	4,367,806

Q4 Financial Report	44	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

Segmented information as at and for the year ended December 31, 2018 is as follows:

	Asset management $	Asset administration $	Intersegment eliminations $	Total $
Management fees	2,004,151	—	—	2,004,151
Administration fees	—	372,357	(174,766)	197,591
Other income	2,308	32,315	—	34,623
Total revenue	2,006,459	404,672	(174,766)	2,236,365

Selling, general and administrative	414,742	97,822	—	512,564
Trailer fees	662,829	—	(31,586)	631,243
Investment dealer fees	—	298,024	(142,153)	155,871
Deferred sales commissions	23,140	—	(1,027)	22,113
Amortization and depreciation	16,649	3,897	—	20,546
Other expenses	7,386	288	—	7,674
Total expenses	1,124,746	400,031	(174,766)	1,350,011

Income before income taxes and non-segmented items	881,713	4,641	—	886,354
Interest				(43,054)
Provision for income taxes				(225,453)
Net income for the year				617,847

Identifiable assets	432,264	558,890	—	991,154
Indefinite life intangibles
Goodwill	1,310,510	210,595	—	1,521,105
Fund contracts	1,779,957	—	—	1,779,957
Total assets	3,522,731	769,485	—	4,292,216

Q4 Financial Report	45	December 31, 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 • [in thousands of dollars, except per share amounts]

17. COMPENSATION OF KEY MANAGEMENT

The remuneration of directors and other key management personnel of CI during the years ended December 31, is as follows:

	2019	2018
	$	$
Salaries	6,976	6,453
Equity-based compensation	1,827	2,847
Total	8,803	9,300

18. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Included in selling, general and administrative expenses [“SG&A”] are salaries and benefits of $265,908 for the year ended December 31, 2019 [2018 - $279,728]. Other SG&A of $223,364 for the year ended December 31, 2019, primarily includes marketing and information technology expenses as well as professional and regulatory fees [2018 - $232,836].

19. AMORTIZATION AND DEPRECIATION

The following table provides details of amortization and depreciation:

	2019	2018
	$	$
Depreciation of capital assets	11,491	9,954
Depreciation of right-of-use assets	8,786	—
Amortization of intangibles	11,312	9,645
Amortization of debenture transaction costs	1,302	947
Total amortization and depreciation	32,891	20,546

20. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation in the current year.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Q4 Financial Report	46	December 31, 2019